Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On August 4, 2011, Exelon distributed the attached newsletter to its employees regarding the merger integration process.

IN Integration Newsletter

August 4, 2011 Issue

A Note from Ron & Steve

In this issue of IN, we’re pleased to report the first regulatory approval of the Exelon-Constellation merger. Yesterday, we received approval from the Public Utility Commission of Texas, a key step toward completing the merger.

We remain on track to complete our transaction in the first quarter of 2012. Although much work still lies ahead to ensure the smooth integration of our companies, we are extremely pleased with the progress and collaboration we’ve seen across both companies. Our teams continue to “build the facts” that will guide us in the design phase, which begins in early September.

Thank you for your continued support.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Feedback

IN is produced by the Corporate Communications groups of both Exelon and Constellation. Please direct questions and comments to: Exelon employees:IntegrationOffice@exeloncorp.com; Constellation employees:IntegrationOffice@constellation.com.

Expected Milestones (timeline format)

Q3: Expect to seek shareholder approval

Aug 3 Approved by Texas PUCT

Oct 31 to Nov 10: Maryland PSC hearings, each business day

Nov 29 - Maryland PSC public comment hearings

Dec 1 - Maryland PSC public comment hearings

Dec 5 - Maryland PSC public comment hearings

Jan 5: Maryland PSC decision deadline

Constellation Power Generation Timeline

1906 – Westport Station, the first electric generating plant owned by BGE predecessor Consolidated Gas Electric Light & Power Company, begins producing electricity

1926 – Gould Street power plant begins operations

1984 – Brandon Shores Power Unit 1 begins commercial operation

1986 – Constellation Power Inc (CPI) and Constellation Operating Services Inc (COSI) are formed

2003 – Constellation Power Generation (CPG) is formed

2003 – Eight new national power plants (4000 MW) begin operations

2008 – West Valley peaker plant is purchased and Grande Prairie peaker plant is constructed

2010 - Hillabee Power Plant begins operation

2010 – Colorado Bend Energy Center and Quail Run Energy Center (both natural gas combined-cycle generation facilities) are purchased

2010 –Air Quality Control Systems including wet scrubbers installed at Baltimore coal-fired plants. Criterion Wind begins operation as Maryland’s first wind farm

2011 - Boston Generating fleet is purchased

Sources used: A History of the Baltimore Gas and Electric Company, J.T. King; The First 175 years, a pictorial history of the Baltimore Gas and Electric Company.

CPG History

A growing portfolio focused on safety and the environment

Constellation Power Generation (CPG) has a long history of safe, environmentally aware power generation. CPG’s roots reach back to 1906 when the predecessor of the Baltimore Gas and Electric Company (BGE) built and began operating its first electric plant in the Baltimore area. Nearly 100 years later, with the onset of electric deregulation in Maryland, these BGE owned power plants were transferred to an unregulated affiliate under the newly-formed Constellation Energy Group.

In 2003, the portfolio expanded further when Qualifying Facility (QF) plants across the US were added, and CPG was formed. The QF plants had been part of Constellation Power, Inc (CPI) and Constellation Operating Services Inc (COSI), stand alone businesses that provided partnership ownership and operation of plants.

CPG’s current growing portfolio of natural gas, coal and oil, hydro, solar, biomass and wind features a balanced mix of generation: 32 generating facilities in seven U.S. states and Canada with a total installed capacity of 13,160 megawatts. CPG’s more than 1,000 plant and support employees operate under a strong safety culture and a commitment to environmental stewardship.

For more info, visit us online!

Exelon employees can visit the Merger Integration Site on the Exelon intranet site. Constellation employees can visit the Merger Integration Site on myConstellation.

Utility Merger Integration Team: Sharing the Knowledge

Team co-leads John Borkoski, BGE and Charlie White, Exelon, use the words “collaborative, knowledgeable and committed” to describe the employees from BGE, ComEd and PECO who make up the Utility Merger Integration Team. The team of 18, which rotates meetings between Baltimore, Chicago and Philadelphia, is midway through the analysis phase of the project, collecting information about how each company operates in areas such as safety, reliability and customer service.

“This has been an incredible learning experience,” said Borkoski. ‘We’ve come to realize that we have more similarities than differences in the way we approach and operate our businesses. It reinforces that our companies are already compatible, but that we still have the opportunity to learn from each other.”

While each company will maintain local management, decision-making and identities after the merger, the team is focused on opportunities for standardization of processes and management systems where it makes sense. The team’s overall objectives include assessing each utility’s operational practices and performance levels and identifying opportunities for sharing best practices for continued improvement.

To ensure emphasis on key areas, sub-teams have been formed, each responsible for reviewing specific functions, processes and components of the business. The Customer Service, Electric, Gas, Government & Regulatory Affairs, and Utility Services sub-teams include a member from each utility.

“The breakout of sub-teams is helping us greatly as we continue to gather data and share best practices,” said White. “There is tremendous knowledge throughout the companies, so we’re also reaching beyond the team to other subject matter experts in BGE, ComEd, and PECO for support.”

The team’s work is proceeding on schedule despite the challenge of recent severe storms and record-breaking heat affecting all three utilities. The team is also committed to minimizing any disruptions to the organizations during integration activities to ensure safe and reliable operations.

New Baltimore Headquarters Update (timeline format)

•	June:

•	Internal project team defined and assembled

•	July 6

•	RFPs issued for Project Management and Space Programming & Planning

•	July 14

•	RFIs issued to70 property owners/agents, representing 200 sites in close proximity to Baltimore’s Inner Harbor

•	July

•	Award contracts for space planner & project managers

•	August

•	Issue Request for Proposals (RFP) to selected property owners/developers

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Exelon filed with the SEC on June 27, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On June 27, 2011, Exelon filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus .

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